
AMERICAN DRAFT
draft
beer
not
people
OWI-9603-D

Revenue Share | 5% | 102

$10,000 - $107,000

$100

ABOUT AMERICAN DRAFT

WHY YOU SHOULD INVEST




AMERICAN DRAFT
AT THE
chattanooga
choo-choo
believe
in beer
for
better
days

HOW WE INTEND TO MAKE MONEY

WHY WE ARE RAISING CAPITAL, AND WHAT WE'LL DO WITH IT

TEAM

DOCUMENTS

OVERVIEW AND TERMS

Type of Security	Percentage Revenue
Revenue Share	5%
Target Minimum Raise Amount	Target Maximum Raise Amount
$10,000	$107,000
Minimum Investment	Cap
$100	2X

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INVEST IN THIS COMPANY